Filed by Wildfire New PubCo, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Jack Creek Investment Corp.

Commission File No.: 001-39602

Date: December 20, 2022

Jack Creek Investment Corp. and Bridger Aerospace Announce Registration Statement Effectiveness and Extraordinary General Meeting Date to Approve Business Combination

•	Extraordinary General Meeting of Jack Creek Shareholders scheduled for January 10, 2023

•

Bridger Aerospace to be the only pure play, public U.S. aerial firefighting services company to offer industry-leading tactical expertise and proprietary technological capabilities to combat year-round environmental and economic crises associated with forest fires

•	Combined company to be listed on NASDAQ under ticker “BAER”

BOZEMAN, Mont. and NEW YORK, December 20, 2022– Jack Creek Investment Corp. (“Jack Creek”) (NASDAQ: JCIC), a special purpose acquisition company, and Bridger Aerospace Group Holdings, LLC (“Bridger Aerospace”), a leading independent provider of aerial firefighting services, announced that the Securities and Exchange Commission (the “SEC”) has declared effective as of December 16, 2022 the registration statement (the “Registration Statement”) on Form S-4 of Wildfire New PubCo, Inc. (“New Bridger”) in connection with the previously announced business combination between Jack Creek and Bridger Aerospace.

Jack Creek has established a record date of November 30, 2022 (the “Record Date”) and announced it will hold an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) at 9:00 a.m. Eastern Time on January 10, 2023, to approve the business combination with Bridger Aerospace. Shareholders of record as of the Record Date will be entitled to receive notice of and to vote at the Extraordinary General Meeting.

The closing of the business combination is subject to approval by Jack Creek’s shareholders and the satisfaction of other customary closing conditions. The business combination is expected to close promptly after the Extraordinary General Meeting. Upon closing, the combined company will be named “Bridger Aerospace Group Holdings, Inc.” and its common stock and warrants are expected to list on the Nasdaq Capital Market under the ticker symbols “BAER” and “BAERW,” respectively.

As previously announced, and as further described in the Registration Statement, the combined company will have an implied $915 million pro forma enterprise value, assuming no redemptions by Jack Creek’s shareholders. The transaction, which does not have a minimum cash requirement or require a PIPE offering, is expected to deliver up to approximately $345 million of cash to Bridger Aerospace’s balance sheet, assuming no redemptions by Jack Creek’s public shareholders and before payment of transaction expenses. Even without assuming any cash from the transaction, Bridger Aerospace is well-positioned financially to further expand its fleet and explore proprietary strategic investments to complete its growth plans for 2023.

Extraordinary General Meeting Details

The meeting will be held at the offices of Weil, Gotshal & Manges LLP located at 767 Fifth Avenue, New York, NY 10153 on January 10, 2023 at 9:00 a.m. Eastern Time.

The meeting will also be held virtually via live webcast. Rather than attending in person, we encourage Jack Creek’s shareholders to attend the Extraordinary General Meeting via live webcast at https://www.cstproxy.com/jackcreekinvestmentcorp/2023, where they will be able to listen to the meeting live and vote during the meeting. We are pleased to utilize virtual shareholder meeting technology to (i) provide ready access and cost savings for Jack Creek shareholders and Jack Creek and (ii) protect the health and safety of our shareholders. To register and receive access to the hybrid virtual meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement distributed by Jack Creek in connection with Extraordinary General Meeting.

Every shareholder’s vote is important, regardless of the number of shares held. If you have any questions or need assistance voting, please contact D.F. King & Co., Inc., our proxy solicitor, by calling (888) 567-1626, or banks and brokers can call collect at (212) 269-5550 or by emailing JCIC@dfking.com.

Advisors

Sidley Austin LLP is serving as legal advisor to Bridger Aerospace. Weil, Gotshal & Manges LLP is serving as legal advisor to Jack Creek. UBS Investment Bank is serving as capital markets advisor to Jack Creek. Mayer Brown LLP is serving as legal advisor to UBS Investment Bank.

About Bridger Aerospace

Based in Bozeman, Montana, Bridger Aerospace Group Holdings, LLC is one of the nation’s largest privately held aerial firefighting companies. Bridger Aerospace is committed to utilizing its team, aircraft and technology to save lives, property and habitats threatened by wildfires. Bridger Aerospace provides aerial firefighting and wildfire management services to federal and state government agencies, including the United States Forest Service, across the nation. More information about Bridger Aerospace is available at https://www.bridgeraerospace.com.

About Jack Creek

Jack Creek is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. More information about Jack Creek is available at https://www.jackcreekinvestmentcorp.com/ir-resources/investor-faqs.

Investor Contacts

Jack Creek Investor Contact

Lauren Ores

KSH Capital

212-710-5073

lores@kshcapital.com

Bridger Aerospace Investor Contact

Alison Ziegler

Darrow Associates

201-220-2678

aziegler@darrowir.com

No Offer or Solicitation

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the potential business combination between Bridger Aerospace and Jack Creek and related transactions (the “Potential Business Combination”), nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This press release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) references with respect to the anticipated benefits of the Potential Business Combination and anticipated closing timing; (2) the sources and uses of cash of the Potential Business Combination; (3) the anticipated capitalization and enterprise value of the combined company following the consummation of the Potential Business Combination; (4) current and future potential commercial and customer relationships; and (5) anticipated investments in additional aircraft, capital resource, and research and development and the effect of these investments. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Jack Creek’s and Bridger Aerospace’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Bridger Aerospace. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination is not obtained; failure to realize the anticipated benefits of the Potential Business Combination; risks relating to the uncertainty of the projected financial information with respect to Bridger Aerospace; Bridger Aerospace’s ability to successfully and timely develop, sell and expand its technology and products, and otherwise implement its growth strategy; risks relating to Bridger Aerospace’s operations and business, including information technology and cybersecurity risks, loss of requisite licenses, flight safety risks, loss of key customers and deterioration in relationships between Bridger Aerospace and its employees; risks related to increased competition; risks relating to potential disruption of current plans, operations and infrastructure of Bridger Aerospace as a result of the announcement and consummation of the Potential Business Combination; risks that Bridger Aerospace is unable to secure or protect its intellectual property; risks that the post-business combination company experiences difficulties managing its growth and expanding operations; the ability to compete with existing or new companies that could cause downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share; the amount of redemption requests made by Jack Creek’s shareholders; the impact of the COVID-19 pandemic; the ability to successfully select, execute or integrate future acquisitions into the business, which could result in material adverse effects to operations and financial conditions; and those factors discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in Jack Creek’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, Jack Creek’s Annual Report on Form 10-K for the year ended December 31, 2021, and in those documents that Jack Creek or New Bridger has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither Jack Creek nor Bridger Aerospace presently know or that Jack Creek and Bridger Aerospace currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect Jack Creek’s and Bridger Aerospace’s expectations, plans or forecasts of future events and views as of the date of this press release. Jack Creek and Bridger Aerospace anticipate that subsequent events and developments will cause Jack Creek’s and Bridger Aerospace’s assessments to change. However, while Jack Creek and Bridger Aerospace may elect to update these forward-looking statements at some point in the future, Jack Creek and Bridger Aerospace specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Jack Creek’s and Bridger Aerospace’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Shareholders and Investors

The Potential Business Combination will be submitted to shareholders of Jack Creek for their consideration and approval at a special meeting of shareholders. Jack Creek and Bridger Aerospace prepared the Registration Statement on Form S-4 for New Bridger that was declared effective by the SEC on December 16, 2022, which includes a definitive proxy statement which is being distributed to Jack Creek’s shareholders in connection with Jack Creek’s solicitation for proxies for the vote by Jack Creek’s shareholders in connection with the Potential Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Jack Creek’s shareholders and certain of Bridger Aerospace’s equityholders in connection with the completion of the Potential Business Combination. Jack Creek is mailing the definitive proxy statement and other relevant documents to its shareholders as of the Record Date. Jack Creek’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with Jack Creek’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the Potential Business Combination, because these documents contain important information about Jack Creek, Bridger Aerospace and the Potential Business Combination. Shareholders may also obtain a copy of the definitive proxy statement as well as other documents filed with the SEC regarding the Potential Business Combination and other documents filed with the SEC by Jack Creek, without charge, at the SEC’s website located at https://www.sec.gov. Copies of these filings may be obtained free of charge on Jack Creek’s “Investor Relations” website at https://www.jackcreekinvestmentcorp.com or by directing a request to KSH Capital LP, Attention: Lauren Ores, 386 Park Avenue South, Floor 20, New York, NY 10016.

Participants in the Solicitation

Jack Creek and Bridger Aerospace and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Jack Creek’s shareholders in connection with the Potential Business Combination. Investors and security holders may obtain more detailed information regarding Jack Creek’s directors and executive officers in Jack Creek’s filings with the SEC, including Jack Creek’s Annual Report on Form 10-K filed with the SEC on March 21, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Jack Creek’s shareholders in connection with the Potential Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of Jack Creek’s shareholders generally, is set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions.

This press release is not a substitute for the Registration Statement or for any other document that Jack Creek or New Bridger has filed and may file with the SEC in connection with the Potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by Jack Creek and New Bridger through the website maintained by the SEC at https://www.sec.gov.